Exhibit 12.1

Dollarama Group Holdings L.P.

Computation of ratio of earnings to fixed charges

	Predecessor			Successor(1)
	Fiscal Year Ended January 31,		February 1, 2004 to November 17,	November 18, 2004 to January 31,	Fiscal Year Ended January 31,	Fiscal Year Ended February 4,	Pro Forma Fiscal Year Ended February 4,	Nine- Month Period Ended October 31,	39-Week Period Ended November 4,
(dollars in thousands)	2003	2004	2004	2005	2006	2007	2007	2006	2007
Earnings:
Earnings before income taxes	$57,761	$68,626	$51,977	$(22,679)	$36,683	$72,200	$55,799	$44,019	$78,349
Plus:
Fixed charges	12,018	14,680	11,685	13,685	73,050	71,257	87,293	50,198	69,137
Amortization of capitalized interest	—	—	—	—	—	—	—	—	—
Less: interest capitalized during Period	—	—	—	—	—	—	—	—	—

	$69,779	$83,306	$63,662	$(8,994)	$109,733	$143,457	$143,092	$94,217	$147,486
Fixed charges:
Interest (expense or capitalized)	$3,893	$5,404	$3,927	$8,856	$45,547	$50,498	$65,650	$35,337	$49,959
Estimates portion of rent expense representative of interest	8,125	9,276	7,758	2,610	13,370	16,405	16,405	11,811	14,108
Amortization of deferred financing fees	—	—	—	2,219	7,527	4,354	5,238	3,050	5,070
Write-off of deferred financing fees	—	—	—	—	6,606	—	—	—	—

	$12,018	$14,680	$11,685	$13,685	$73,050	$71,257	$87,293	$50,198	$69,137
Ratio of earnings to fixed charges(2)	5.8x	5.7x	5.4x	—	1.5x	2.0x	1.6x	1.9x	2.1x

(1) Immediately prior to the Acquisition, our predecessor acquired the assets of Aris Import Inc., the major importer and distributor used by our predecessor for imports from foreign sources. As a result, the financial data of the successor presented herein include the results of Aris Import Inc.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of earnings before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs, write-off of deferred financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. For the period from November 18, 2004 to January 31, 2005, our earnings were insufficient to cover our fixed charges by $22.7 million. The ratio for the pro forma fiscal year ended February 4, 2007 is a supplement pro forma ratio to give effect to the 2006 Recapitalization as reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Earnings elsewhere in this prospectus.